FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 29, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces $12,900,000 investment in 300 South Riverside Plaza office tower in Chicago”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: December 29, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES $12,900,000
INVESTMENT IN 300 SOUTH RIVERSIDE PLAZA
OFFICE TOWER IN CHICAGO.

HERZLIYA, Israel, December 29, 2015 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) today announced that its wholly owned Delaware subsidiary, Optibase Chicago 300 LLC, completed an investment in 300 River Holdings, LLC, (the “Joint Venture Company”) which beneficially owns the  rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago (the “Property”) under a 99 year ground lease expiring in 2114. Optibase invested $12,900,000 in exchange for a thirty percent (30%) interest in the Joint Venture Company.  The remaining seventy percent (70%) of the Joint Venture Company is owned by 300 River Plaza One LLC which is controlled by the U.S. real estate company Third Millennium Group.

As a part of the Transaction, WKEM Riverside Member LLC, an existing member of the Joint Venture Company, redeemed all of its 30% interest in the Company.  In addition, the Joint Venture Company executed promissory notes in the aggregate amount of $60,000,000 in favor of WKEM Riverside Member LLC and 300 River Plaza One LLC. The promissory notes will accrue interest at between four and six percent (4%-6%) during the first five years and twelve percent (12%) per annum thereafter.

The Joint Venture will seek to fund anticipated tenant improvements expenses for new leases on the Property by raising approximately $40,000,000 of additional debt from its members and third parties that will accrue interest at twelve percent (12%) per annum and be senior to the promissory notes held by WKEM Riverside Member LLC and 300 River Plaza One LLC.. Optibase will have the right to fund up to thirty percent of such additional debt.

Amir Philips, CEO of Optibase commented "We are very pleased to have completed this investment in a Class A commercial asset in one of America’s most sought after metro areas. We look forward to working with our partners at Third Millennium Group who have extensive operational experience and knowledge of the local market.” Mr. Philips concluded "Optibase will continue pursuing further real estate investments in the US and Europe to bring value to its shareholders".

For further details on the Transaction, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on December 29, 2015.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland in Germany and in Miami, Texas, Philadelphia and Chicago, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.